SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34328; 812-15240

DoubleLine Opportunistic Credit, *et al*;

July 13, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act to permit registered closed-end investment companies to make periodic distributions of long-term capital gains more frequently than permitted by section 19(b) or rule 19b-1.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to pay as frequently as twelve times in any one taxable year in respect of its common stock and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the investment company subject to the terms and conditions stated in the application.

Applicants: DoubleLine Opportunistic Credit Fund, DoubleLine Income Solutions Fund, DoubleLine Yield Opportunities Fund, DoubleLine Shiller CAPE Enhanced Income Fund, DoubleLine Capital LP, and DoubleLine Alternatives LP.

Filing Dates: The application was filed on June 23, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 6, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 390 Park Avenue, 15th Floor, NY, NY, 10022.

FOR FURTHER INFORMATION CONTACT: Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' application, dated June 23, 2021, which may be obtained via the Commission's website by searching for the file number, using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary